UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:
1. A press release from Pearson plc announcing Interim Management Statement

Press Release
3 November 2011

PEARSON NINE-MONTH INTERIM MANAGEMENT STATEMENT

• Sales up 6% and operating profit up 13%*
• All businesses trading as expected
• Adjusted EPS now expected to be approximately 83p per share, benefiting from lower interest and tax

Pearson, the world's leading learning company, is today providing its regular nine-month interim management statement.

Pearson increased sales by 6% and operating profit by 13% in the first nine months of 2011. Our businesses once again produced strong competitive performances in generally weak market conditions, benefiting from premium content and services, digital innovation and presence in developing economies.

The fourth quarter is always a key selling season in education and consumer publishing. But with all of our businesses performing well, we are reaffirming our trading guidance for the full year in spite of the recent deterioration in the macroeconomic outlook.

In addition, we anticipate that our interest and tax charges on adjusted earnings will be lower than our previous guidance. As a result, we now expect to achieve adjusted earnings per share of approximately 83p for the full year (ahead of our previous guidance of approximately 80p). This guidance assumes that the current exchange rate of £1:$1.60 prevails in the fourth quarter.

Pearson's chief executive Marjorie Scardino said: "The world economy is neither simple nor helpful this year, but we are producing another good year for Pearson. Our mix of markets and services, as well as our ability to invest and to implement, has given us competitive strength that makes us confident of that. We can't count on the trading environment to get any easier any time soon, but we do expect our durability and our innovation to continue to help us succeed."

Revenue growth analysis: first nine months of 2011

	Headline	CER	Underlying
North American Education	(4)%	1%	(1)%
International Education	20%	19%	5%
Professional Education	17%	21%	1%
Pearson Education	4%	7%	1%
FT Group	4%	7%	6%
Penguin	(2)%	0%	0%
Total	3%	6%	1%

Highlights for the first nine months of 2011

In education, our long-term investment in technology and services is enabling us to achieve sustained growth, even in tough markets for education materials. For our education company as a whole, sales are up 7% in the first nine months of the year.

In North America, textbook publishing markets have been weak in 2011, affected by state budget pressures, the transition to Common Core standards and slower college enrolments. For the first nine months of the year, total sales for the US School and College textbook publishing industries declined by 11% and 2% respectively, according to the Association of American Publishers.

Even so, Pearson's sales in North American Education were up 1% as our leadership in digital learning continued to produce market share gains. In Higher Education, we generated more than eight million student registrations for our subject-specific digital homework and assessment programmes (the MyLabs), and almost five million enrolments in online courses provided through Pearson's LearningStudio (formerly known as eCollege). These student registrations represent growth rates of 23% and 33% respectively over the same period last year.

Our Assessment and Information business remained resilient with good growth in clinical and diagnostic assessments and automated online test scoring outweighing lower national test revenues.

Our School Curriculum business continued to face state budget pressures, a smaller new adoption opportunity (of approximately $660m) and uncertainty caused by the pending transition to Common Core standards. It benefited from the particularly strong performance of our blended print-and-digital programmes in new adoptions, helping Pearson to win an estimated 37% share of new adoptions in which we competed.  In September, we announced the acquisition of Connections Education which operates virtual public schools in 21 states in the US and served more than 40,000 students in the current school year.

Sales in International Education were up 19% after nine months. By product line, we achieved good underlying growth in English language learning, assessment and higher education; and by geography in China, the Middle East and Italy. We are also benefiting from the contribution of our newer services businesses including English language schools around the world and universities in South Africa. School textbook publishing has tended to be relatively weak, particularly in markets where purchases are publicly-funded. In the first nine months, MyLab registrations outside North America were up more than 30% on the same period last year to more than 600,000. In August, we announced the acquisition of Stark Holding, a leading provider of education materials including test preparation resources for pupils and teachers in Germany.

In Professional Education, sales were up 21%. We continued to see good growth in Professional Testing, which administered almost six million tests in the first nine months of the year, benefiting from sales of additional services to existing customers. We are also investing in a major strategic partnership with the American Council on Education to develop an online General Educational Development (GED) test aligned with new Common Core standards. Market conditions in our professional publishing business remained challenging but our digital programmes performed well. We continued to benefit from our growing presence in professional training, as Pearson in Practice (formerly known as Melorio) grew well despite tougher conditions in construction training. In October we announced the acquisition of TQ, which provides vocational and technical education and training services to governments, institutions and corporations around the world.

Sales were up 7% at the FT Group. The FT's digital readership continues to grow strongly, with digital subscriptions increasing more than 30% to almost 250,000 and registered users by 40% to almost four million. At the end of September there had been over 790,000 users of the new FT web app with all mobile devices now accounting for 20% of FT.com traffic and more than 15% of new subscriptions. Although macroeconomic uncertainty and volatility in financial markets contributed to tougher conditions for advertising in the third quarter, advertising revenues were broadly level after nine months. Mergermarket achieved strong growth, benefiting from good renewals and the successful launch of a number of new products including ABS Europe and Xtract Asia.

At Penguin, sales were level with 2010. With strong publishing and the continued rise of eBook sales - which more than doubled in the first nine months of the year - Penguin offset the industry-wide decline in physical retail markets.  Publishing highlights in the third quarter included the trade paperback of Kathryn Stockett's The Help in the US and, in the UK, Jamie Oliver, Marian Keyes and Dawn French.  The fourth quarter is an important selling season in consumer publishing and Penguin has a strong publishing line-up of bestselling authors including Tom Clancy, Patricia Cornwell, Sue Grafton, Daniel Yergin and Steven Pinker in the US; and Jamie Oliver, Lee Evans, Rob Brydon and Jeff Kinney in the UK.

Balance sheet.  At the start of 2011, Pearson had net debt of £430m. Our 2010 net debt/EBITDA ratio was 0.4x and interest cover was 11.0x. 2011 net debt peaked in June at £1.3bn, following the normal seasonal build-up of working capital in the first half of the year.  Strong cash generation in the first nine months partially offset by acquisitions (totalling approximately £0.5bn, including the acquisitions of SchoolNet, EDI and Stark Holding) resulted in net debt at the end of September 2011 of £1.1bn (September 2010: £0.7bn). We will pay approximately £250m for the acquisition of Connections Education in the fourth quarter.

Interest and tax. In 2011, our strong cash generation, lower average net debt level and pension finance and tax credits will result in a lower interest charge to adjusted earnings than in 2010. Following recent agreements on historic tax affairs, we now expect our P&L tax charge against adjusted earnings to be in the 22-24% range and our cash tax rate to be in the 15-20% range this year.

Exchange rates. Pearson generates approximately 60% of its sales in the US. A five cent move in the average £:$ exchange rate for the full year (which in 2010 was £1:$1.54) has an impact of approximately 1.3p on adjusted earnings per share. The average rate during the first nine months of 2011 was £1:$1.61 (compared to £1:$1.53 in the first nine months of 2010), and the closing rate at the end of September was £1:$1.57).

* Throughout this statement, growth rates are given at constant exchange rates (unless otherwise stated). They are based on continuing operations and exclude the impact of currency movements. Underlying growth rates exclude the impact of both currency movements and portfolio changes.

ENDS

For more information:
Luke Swanson/ Simon Mays-Smith/ Charles Goldsmith                + 44 (0)20 7010 2310

Forward looking statements:
Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements.  In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated costs savings and synergies and the execution of Pearson's strategy, are forward looking statements. By their nature, forward looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future.  There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward looking statements, including a number of factors outside Pearson's control.  These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company's publicly-filed documents.  Any forward looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:  3 November, 2011

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary